Exhibit 4.17
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of the common stock of California Water Service Group (the “Group,” “us,” “our” or ”we”) does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation, as amended (“certificate”), and our amended and restated bylaws (“bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
General
Our authorized capital stock consists of 68,000,000 shares of common stock, $0.01 par value, and 241,000 shares of preferred stock, $0.01 par value per share. We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our common stock, which is listed on the New York Stock Exchange under the symbol “CWT.” There are no shares of preferred stock outstanding.
Common Stock
Voting rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. A majority of the votes cast is required for stockholders to elect directors (except that directors are elected by a plurality of the votes cast in a contested director election). All other matters put to a stockholder vote generally require the approval of a majority of the votes entitled to be cast by the shares represented at a meeting of the stockholders, except as otherwise provided by our certificate or bylaws or required by law. Stockholders do not have cumulative voting rights.
Dividends. The holders of our common stock have the right to receive any dividends we declare and pay on our common stock, subject to the rights, privileges, preferences, restrictions and conditions attaching to any other class or series of our securities. After all cumulative dividends are declared and paid or set apart on any series of our preferred stock which may be outstanding, the board may declare any additional dividends on our common stock out of our surplus (the excess, if any, of our net assets over total paid-in capital) or if there is no surplus, the net profits for the current fiscal year or the fiscal year before which the dividend is declared. Our board may only declare cash dividends if after paying those dividends we would be able to pay our liabilities as they become due.
Liquidation. The holders of our common stock have the right to receive our remaining assets and funds upon liquidation, dissolution or winding-up, if any, after we pay to the holders of any series of our preferred stock the amounts they are entitled to, and after we pay all our debts and liabilities.
Preemptive, subscription and conversion rights. Our common stock is not redeemable and has no preemptive, subscription or conversion rights.
Transfer agent. The transfer agent and registrar for our common stock is Computershare Limited.
Our common stock is subject and subordinate to any rights and preferences granted under our certificate and any rights and preferences which may be granted to any series of preferred stock by our board pursuant to the authority conferred upon our board under our certificate.
Anti-Takeover Provisions
Some provisions of our certificate, bylaws and Delaware law may have the effect of delaying, discouraging or preventing a change in control of us or changes in our management. Pursuant to our certificate and bylaws:
•the board of directors is authorized to issue “blank check” preferred stock without stockholder approval;
•the board of directors is expressly authorized to make, alter or repeal any provision of our bylaws;
•stockholders may not cumulate votes in the election of directors;

•stockholders may take action only at a duly called meeting of the stockholders, and stockholders are not permitted to act by written consent;
•special meetings of the stockholders may be called by the stockholders only upon the request of stockholders owning shares representing 10% or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting;
•stockholders must satisfy advance notice procedures to submit proposals or nominate directors for consideration at a stockholders meeting; and
•we will indemnify officers and directors against losses that they may incur as a result of investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.
In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with some exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.
Exclusive Forum
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate or our bylaws; (d) any action asserting a claim governed by the internal affairs doctrine; or (e) any other action asserting an internal corporate claim, as defined in Section 115 of the DGCL; in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. It is possible that a court of law could rule that the choice of forum provision contained in our bylaws is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. Such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.